October 22, 2015

EDGAR Submission and Hand Delivered

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Alcatel Lucent
Registration Statement on Form F-4 filed by Nokia Corporation
Filed August 14, 2015
File No. 333-206365

Dear Ms. Chalk:

On behalf of our client Nokia Corporation (“Nokia”), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2015 (the “Comment Letter”), with respect to the Nokia’s Registration Statement on Form F-4, File No. 333-206365, filed with the Commission on August 14, 2015 (the “F-4 Registration Statement”).

Concurrently with the submission of this response letter, Nokia is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 1 to the F-4 Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we will deliver three copies of Amendment No. 1 marked to show all revisions to the F-4 Registration Statement since the filing of the F-4 Registration Statement.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given to them in Amendment No. 1.

Selected Unaudited Pro Forma Combined Financial Information, page 19

1.	Since you may waive or reduce the minimum acceptance condition in this offer and close the offer at levels below the 95% needed to affect a squeeze-out, tell us why you have not presented pro formas at a variety of possible offer acceptance levels. We may have further comments.

Response:

In response to the Staff’s comment, Nokia has presented additional pro forma disclosures in a tabular format in the notes to the unaudited pro forma condensed combined financial information to give effect to the range of possible results in respect of the minimum and maximum acceptance of the Exchange Offer as Nokia has concluded that different acceptance levels would not have a pervasive impact on the unaudited pro forma condensed combined financial information.

In response to the Staff’s comment, Nokia added the following disclosure at pages 22 and 189 of Amendment No. 1:

Range of possible offer acceptance levels

The unaudited pro forma financial information presented above has been prepared assuming that Nokia acquires 100% of Alcatel Lucent through the Exchange Offer and that a squeeze-out is not effected.

The following sensitivity analysis provides a range of potential outcomes, assuming the minimum ownership interest in Alcatel Lucent of 51%, the ownership at the midpoint of the range of 75% and the impact of the squeeze-out assuming 95% of the outstanding shares are tendered in the Exchange Offer. In the 51% and 75% scenarios, 49% and 25%, respectively, of the carrying amount of OCEANE convertible bonds were assumed to remain outstanding. In the 95% scenario, Nokia has assumed that the remaining 5% is purchased in cash to illustrate the cash consideration alternative and OCEANE convertible bonds fully convert. The adjustments to be made to Pro forma adjustments column in the unaudited pro forma condensed combined statement of financial position as of June 30, 2015 and the unaudited pro forma condensed combined income statements for the six months ended June 30, 2015 and the year ended December 31, 2014 would be as follows:

	51% Ownership of Alcatel Lucent	75% Ownership of Alcatel Lucent	100% Ownership of Alcatel Lucent as a Result of a Squeeze- Out
EURm
Assuming purchase price consideration of:	6 575	9 669	12 247
Increase (decrease):
Cash (cash consideration for squeeze-out)	—	—	(645)
Goodwill	(3 297)	(1 513)	(408)
Current portion of long-term interest bearing liabilities	1 379	704	—
Capital reserves attributable to equity holders of the parent	(6 317)	(3 223)	(237)
Non-controlling interests	1 641	1 006	—
Increase (decrease):
Profit (loss) from continuing operations for the six months ended June 30, 2015 attributable to:
Equity holders of the parent	154	79	—
Non-controlling interests	(154)	(79)	—
Profit (loss) from continuing operations for the year ended December 31, 2014 attributable to:
Equity holders of the parent	248	127	—
Non-controlling interests	(248)	(127)	—
Earnings per share from continuing operations per share—basic in EUR for the six months ended June 30, 2015	0.04	0.02	0.00
Earnings per share from continuing operations—diluted in EUR for the six months ended June 30, 2015	0.04	0.02	0.00
Weighted average number of shares outstanding (000s shares)—basic for six months ended June 30, 2015	(984 410)	(502 250)	(100 450)
Weighted average number of shares outstanding (000s shares)—diluted for six months ended June 30, 2015	(987 371)	(503 760)	(100 752)

Earnings per share from continuing operations per share—basic in EUR for the year ended December 31, 2014	0.13	0.06	0.01
Earnings per share from continuing operations—diluted in EUR for the year ended December 31, 2014	0.12	0.06	0.01
Weighted average number of shares outstanding (000s shares)—basic for the year ended December 31, 2014	(984 410)	(502 250)	(100 450)
Weighted average number of shares outstanding (000s shares)—diluted for the year ended December 31, 2014	(985 719)	(502 918)	(100 584)

Intentions of Nokia over the Next Twelve Months, page 47

2.	Expand the discussion in this section to address any changes to the plans described or your ability to implement them if Nokia is successful in completing this exchange offer but does not achieve the 95% ownership threshold needed to complete a follow on squeeze-out transaction to eliminate remaining minority Alcatel Lucent shareholders .

Response:

In response to the Staff’s comment, Nokia added the following lead-in language to the “Intentions of Nokia over the next twelve months” section of Amendment No. 1 beginning on page 50:

“The following information sets out Nokia’s intention with respect to Alcatel Lucent over the twelve month period immediately after a successful completion of the Exchange Offer or the subsequent offering period, if any.

Following a completion of the subsequent offering period, if any, for so long as Nokia owns less than 100% of the Alcatel Lucent Securities, its ability to implement its intentions described in this section may be limited by the applicable provisions of French corporate law. In particular, pursuant to French corporate law, any transaction between Alcatel Lucent and Nokia which is neither in the ordinary course nor on an arm’s-length basis would be subject to the prior approval of Alcatel Lucent’s board of directors (with the Nokia-nominated directors unable to vote on the resolution) and would also need to be subsequently ratified by Alcatel Lucent’s shareholders’ meeting (with Nokia unable to vote on the resolution and Alcatel Lucent Shares held by Nokia excluded from the quorum). However, Nokia, as an Alcatel Lucent shareholder, would be allowed to vote its Alcatel Lucent Shares with respect to any shareholder resolution to merge Alcatel Lucent and Nokia or any of its subsidiaries. Nokia does not currently anticipate that any such limitations would have a significant effect on its ability to implement its intentions over the twelve-month period immediately after the successful completion of the subsequent offering period, as outlined below.”

Squeeze-Out, page 49

3.	Describe how the value of the cash alternative to be offered in a squeeze-out following this exchange offer would be determined.

Response:

In response to the Staff’s comment, Nokia added the following disclosure on page 54 of the Amendment No. 1:

“Pursuant to French law and the AMF General Regulation, the cash consideration offered in a squeeze-out will be determined through a valuation of the relevant Alcatel Lucent Securities, using objective methods applied in the context of asset sales taking into account the value of Alcatel Lucent’s assets, its past earnings, its market value, its subsidiaries and its business prospects, and ascribing a value and a weight in each case.

The amount of cash consideration offered in the squeeze-out would be assessed against the valuation of the Alcatel Lucent Securities by Nokia’s presenting bank for the squeeze-out. In addition, Alcatel Lucent’s independent expert would make a determination whether the amount of cash consideration offered by Nokia is fair to holders of Alcatel Lucent Securities. Finally, the amount of the cash consideration offered by Nokia would be subject to the review of the AMF.”

4.

Your disclosure (at the top of page 50) states: “If a squeeze-out constitutes a tender offer for U.S. securities laws purposes…” Why is there doubt about this issue? Are there unknowns about the structure of a squeeze-out that cause doubt as to whether it would be a tender offer for purposes of U.S. rules? Please advise, with a view to further revised disclosure.

Response:

In response to Staff’s comment, Nokia confirms its understanding that a squeeze-out conducted pursuant to and in accordance with French law would constitute a tender offer for U.S. securities laws purposes.

In addition, in response to the Staff’s comment, Nokia revised the fourth paragraph on page 54 of Amendment No. 1 by replacing it with the following disclosure:

“We believe that the Exchange Option conducted pursuant to and in accordance with French law and AMF General Regulation would constitute a tender offer for U.S. securities law purposes. Accordingly, when implementing the Exchange Option, we intend to assess whether or not the Exchange Option may be made in reliance on a “Tier I” or “Tier II” exemption from the U.S. tender offer rules pursuant to Regulation 14D under the Exchange Act. Following that assessment, we intend to extend the Exchange Option to all U.S. holders of Alcatel Lucent Securities in accordance with the applicable exemption under, or otherwise in accordance with, the U.S. securities laws.

If the Exchange Option qualifies for a Tier I exemption, it could be conducted primarily in accordance with French law. In addition, in such case, any Nokia Shares (including Nokia Shares represented by Nokia ADSs) offered in the Exchange Option would be exempt from the registration requirements of the Securities Act pursuant to Rule 802 promulgated under the Securities Act.”

5.	In the same sentence, you state that such a squeeze-out “may be made to U.S. holders of Alcatel Lucent Securities in reliance on the ‘Tier I’ exemption…” Please clarify. Are you expressing doubt about whether you will make the offer available to U.S. holders? Or just stating that if the squeeze-out is a tender offer for purposes of U.S. rules, you will seek to rely on the Tier I cross-border exemption?.

Response:

In response to the Staff’s comment, Nokia confirms that it intends to extend the squeeze-out offer to the U.S. holders of Alcatel Lucent Securities. In addition, in response to the Staff’s comment, Nokia revised the fourth paragraph on page 54 of Amendment No. 1 as set out in the response to question 4 above.

6.	See our last comment above. What will you do if the Tier I exemption is not available for a squeeze-out? What would be the impact on U.S. minority shareholders of Alcatel Lucent in that case?

Response:

In response to the Staff’s comment, Nokia confirms that it intends to extend a squeeze-out offer to the U.S. holders of Alcatel Lucent Securities whether or not a “Tier I” exemption is available. In addition, in response to the Staff’s comment, Nokia revised the fourth paragraph on page 54 of Amendment No. 1 as set out in the response to question 4 above.

7.	Describe the structure of a “buy-out offer” under Article 236-3 of the AMF General Regulation. Your description should include the amount and form of consideration and if not currently know, how it would be determined and by whom. In addition, your description should note the treatment of remaining U.S. Alcatel Lucent shareholders in any buy-out offer, including any exemptions from U.S. securities laws you may seek to rely upon.

Response:

In response to the Staff’s comment, Nokia added the following disclosure on page 55 of Amendment No. 1:

“Pursuant to French law and the AMF General Regulation, a buy-out offer is a public tender offer filed with the AMF by a shareholder holding, alone or in concert, at least 95% of the share capital and voting rights of a listed company and made for all the remaining outstanding securities of the company. The primary differences between an Exchange Offer and a buy-out offer are that in the buy-out offer Nokia and Alcatel Lucent would file a joint offer document with the AMF, the period of time during which the shareholders may tender their securities generally would be 10 French trading days (instead of 25 French trading days), and the squeeze-out would be implemented immediately after the buy-out offer if the 95% share capital and voting rights threshold is met.

Pursuant to French law and the AMF General Regulation, the consideration offered in a buy-out offer may be shares or cash. The consideration in a buy-out offer would be determined in the same manner as in a squeeze out (see above).

We believe that a buy-out offer conducted pursuant to Article 236-3 of the AMF General Regulation would constitute a tender offer for the purposes of the U.S. securities laws. Accordingly, we would structure any such offer in accordance with the applicable U.S. securities laws and regulations or any available exemption. We would assess and seek to reconcile (including by seeking any available regulatory relief) any difference between French law practice and the U.S. law and practice in each case applicable to the buy-out offer at that time.”

8.	See our last comment above. Provide the same additional details about the “simplified offer” you may commence after this exchange offer pursuant to Article 233-1 of the AMF General Regulation.

Response:

In response to the Staff’s comment, Nokia added the following disclosure on page 55 of Amendment No. 1:

“Pursuant to French law and the AMF General Regulation, a simplified offer is a public tender offer filed with the AMF by a shareholder holding, directly or indirectly, alone or in concert, at least 50% of the share capital and voting rights of a listed company and made for all the remaining outstanding securities of such company. The primary differences between the Exchange Offer and a simplified offer are that in the simplified offer, the period of time during which the shareholders may tender their securities generally would be 10 French trading days

(instead of 25 French trading days), and the tender of securities is irrevocable during the offer period and any subsequent offering period.

Pursuant to French law and the AMF General Regulation, the consideration offered in a simplified tender offer may be shares and/or cash. However, if in the twelve-month period before the offer is filed, the bidder, acting alone or in concert, has purchased for cash securities giving it more than 5% of the share capital or voting rights of the target company, the offer must include a cash alternative. The amount of the consideration is determined by the bidder and may not be lower than the volume weighted average share price over the 60 trading days preceding the filing or, as applicable, the announcement of the offer.

We believe that a simplified offer conducted pursuant to Article 233-1 et seq. of the AMF General Regulation would constitute a tender offer for the purposes of the U.S. securities laws. Accordingly, we would structure any such offer in accordance with the applicable U.S. securities laws and regulations or any available exemption. We would assess and seek to reconcile (including by seeking any available regulatory relief) any difference between French law practice and the U.S. law and practice in each case applicable to the simplified offer at that time.”

9.	See our last two comments above. With respect to the other possible follow-on transactions you may undertake if you do not obtain 95% or more of Alcatel Lucent shares in the offer, such as the reorganization or asset sale referenced on page 50, provide similar details.

Response:

Nokia acknowledges the Staff’s comment and respectfully notes that, at this stage, it is difficult to describe with detail the precise structure of any steps that may be available to Nokia to consolidate its ownership of Alcatel Lucent if Nokia does not obtain 95% or more of Alcatel Lucent’s shares in the Exchange Offer or the subsequent offering period. Nokia would assess such steps and their structure if and when it is contemplating their implementation. Nokia believes that it is important to disclose to the holders of Alcatel Lucent Securities the possibility of such steps taking place even if Nokia is not able to provide all relevant details. In addition, Nokia is required to state its intentions with regard to a follow-up transaction pursuant to the AMF General Regulation and Instruction No. 2006-07 (e.g., with respect to a merger or a buy-out offer).

In response to the Staff’s comment, Nokia added the following disclosure on page 55 of Amendment No. 1:

“As of the date of this exchange offer/prospectus, Nokia does not have any current definitive plans to take any of the actions identified in paragraph (iii) or (iv) above. Should any such plans develop, Nokia will disclose them in due course and in accordance with applicable law.”

10.

Expand the discussion of the scenario where you achieve the Mandatory Minimum Acceptance Threshold of greater than 50% but obtain less than 95% of the Alcatel Lucent shares in this exchange offer. How will this affect your ability to integrate the two companies? Despite your intent with to a simplified offer or a buy-out offer noted in our comments above, would these transactions necessarily eliminate all remaining minority holders? Or would French law allow such minority holders to remain as shareholders of Alcatel Lucent. If so, what rights would they have under French law? What rights would Nokia have (if any) to eliminate them pursuant to a mandatory squeeze-out process at ownership levels less than 95%?

Response:

Nokia acknowledges the Staff’s comment and respectfully notes that it has revised its disclosure relating to various steps it may take to consolidate its ownership of Alcatel Lucent in response to the Staff’s questions 7, 8 and 9 above. In addition, in response to the Staff’s comment, Nokia added the following disclosure on page 56 of Amendment No. 1:

“Ownership of more than 50% but less than 95% of Alcatel Lucent post completion of the Exchange Offer

If, at the completion of the Exchange Offer and the subsequent offering period, Nokia owns more than 50% but less than 95% of the share capital and voting rights of Alcatel Lucent, Nokia reserves the right to take any of the actions described above to consolidate its ownership of Alcatel Lucent.

For so long as Nokia continues to own less than 100% of Alcatel Lucent (including while it implements any of the actions to consolidate its ownership or if such steps are not entirely successful), Alcatel Lucent Securities not acquired by Nokia would remain outstanding and may continue to trade on the applicable securities exchange(s) and may remain registered with the SEC, unless Nokia is successful in its efforts to delist and deregister such Alcatel Lucent Securities as described elsewhere in this exchange offer/prospectus.

Holders of any Alcatel Lucent Securities not owned by Nokia will continue to have rights under French law described in “Comparison of Rights of Holders of Nokia Shares and Alcatel Lucent Shares” section of this exchange offer/prospectus. In addition, depending on Nokia’s level of ownership of the Alcatel Lucent Shares, it would be able to implement any transaction requiring majority and may be able to implement any transaction requiring a two-thirds vote of the Alcatel Lucent Shares, as described in “Comparison of Rights of Holders of Nokia Shares and Alcatel Lucent Shares” section of this exchange offer/prospectus.

Also, for so long as Nokia owns less than 100% of the Alcatel Lucent Securities, its ability to integrate Alcatel Lucent’s operations with Nokia may be limited by the applicable provisions of French corporate law. In particular, pursuant to French corporate law, any transaction between Alcatel Lucent and Nokia which is neither in the ordinary course nor on an arm’s-length basis would be subject to the prior approval of Alcatel Lucent’s board of directors (with the Nokia-nominated directors unable to vote on the resolution) and would also need to be subsequently ratified by Alcatel Lucent’s shareholders’ meeting (with Nokia unable to vote on the resolution and Alcatel Lucent Shares held by Nokia excluded from the quorum). However, Nokia, as an Alcatel Lucent shareholder, would be allowed to vote its Alcatel Lucent Shares with respect to any shareholder resolution to merge Alcatel Lucent and Nokia or any of its subsidiaries. Nokia does not anticipate that any such limitations would have a significant effect on its ability to implement its intentions over the twelve-month period immediately after the successful completion of the subsequent offering period, as outlined in this section.”

Extension, Termination and Amendment, page 61

11.	Refer to the first bullet point on page 62. As you know all offer conditions (other than regulatory conditions necessary to the consummation of the offer) must be satisfied or waived as of the expiration of a tender offer. Clarify the timing of the determination by the AMF that the offer is “without purpose” or “onerous” as described here. We may have further comments might find the offer “onerous” or “without purpose.”

Response:

Nokia acknowledges the Staff’s comment and respectfully notes that the disclosure in the first bullet point on page 62 relates solely to the French Offer. That bullet distinguishes the French Offer from the U.S. Offer and specifically states that “Revocation of the French Offer would likely have a material adverse effect on the U.S. Offer, including the likely failure of the Minimum Tender Condition”. In addition, Nokia respectfully advises the Staff that any revocation of the French Offer described in that bullet must take place prior to the expiration of the offer period of the French Offer.

In response to the Staff’s comment, Nokia clarified the first bullet point on page 71 of Amendment No. 1 by restating it in its entirety to read as follows (so that it tracks the provisions of Article 232-11 of the AMF General Regulation):

“

•	prior to the expiration of the offer period of the French Offer, revoke the French Offer in accordance with the AMF General Regulation with the prior approval of the AMF if (i) the Exchange Offer becomes without purpose, or (ii) (A) Alcatel Lucent adopted measures which modify its substance during the offer period or in case the Exchange Offer is successful, or (B) the measures taken by Alcatel Lucent render the continuation of the Exchange Offer particularly onerous. The French Offer may be revoked until the expiration of the French Offer. The AMF General Regulation does not define under which circumstances an offer becomes without purpose or is substantially modified or is particularly onerous. The assessment is made by the AMF on a case-by-case basis. Revocation of the French Offer would likely have a material adverse effect on the U.S. Offer, including the likely failure of the Minimum Tender Condition; and”

Conditions to the Exchange Offer, page 64

12.	Refer to the process by which you describe how you may waive the Minimum Tender Condition at the bottom of page 65. Confirm that your announcement that you may do so (second bullet point from the bottom of that page) would state the precise percentage for the new minimum acceptance condition. In this regard, we do not believe it is appropriate to simply state that the new minimum threshold will not be below some specified percentage acceptance figure; rather the exact new minimum figure must be disclosed. Please revise to so state and confirm your understanding in your response letter.

Response:

Nokia acknowledges the Staff’s comment and in response to the comment, Nokia revised the third bullet point on page 75 of Amendment No. 1 to read as follows:

“

•	the press release would state that the Minimum Tender Condition may be waived to 50% of the Alcatel Lucent share capital or voting rights (taking into account OCEANEs tendered into the Exchange Offer) on the date of the announcement of the results of the French Offer (taking into account the results of the U.S. Offer) in accordance with Article 231-9 of the AMF General Regulation;”

*        *        *

Nokia acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Nokia from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) Nokia may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact me on +44 207 519 7040 or Scott.Simpson@skadden.com.

Sincerely,

/s/ Scott V. Simpson

Scott V. Simpson Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

  Justin Kisner

Nokia Corporation

  Riikka Tieaho